UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

La Jolla Pharmaceutical Company

(Name of Subject Company)

La Jolla Pharmaceutical Company

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

503459604

(CUSIP Number of Class of Securities)

Larry Edwards

Director, President and Chief Executive Officer

La Jolla Pharmaceutical Company

201 Jones Road, Suite 400

Waltham, Massachusetts 02451

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”) with the U.S. Securities and Exchange Commission on July 25, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innoviva Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent” or “Innoviva”), to purchase all of the issued and outstanding shares of La Jolla’s common stock (the “Shares” or “La Jolla Common Stock”) for $6.23 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemental from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new section at the end of such Item 8, immediately prior to the section entitled, “Forward-Looking Statements”:

“Expiration of the Offer; Completion of the Merger.

The Offer and all withdrawal rights thereunder expired one minute after 11:59 p.m. New York City Time, on August 19, 2022. The Offer was not extended. D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of 21,703,224 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 87% of Shares issued and outstanding as of the expiration of the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Merger Agreement). As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

In accordance with the Merger Agreement, Purchaser consummated the Merger on August 22, 2022 without a vote of La Jolla stockholders and in accordance with Section 251(h) of the DGCL, upon completion of which La Jolla became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time: (i) each outstanding share of La Jolla Common Stock and each outstanding share of La Jolla’s Series C Preferred Stock owned by La Jolla or any direct or indirect wholly owned subsidiary of La Jolla as of immediately prior to the Effective Time (or held in the treasury of La Jolla) was canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; (ii) each share of La Jolla Common Stock or Series C Preferred Stock held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time was canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; (iii) except as provided in clauses “(i)” and “(ii)” above: (A) each Share outstanding immediately prior to the Effective Time (other than any holders of La Jolla Common Stock who validly exercised appraisal rights under Delaware law with respect to such Shares) was converted into the right to receive the Offer Price; and (B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any holders of Series C Preferred Stock who validly exercised appraisal rights under Delaware law with respect to such shares of Series C Preferred Stock) was converted into the right to receive a cash sum equal to 1,724.04 times the Offer Price; and (iv) each share of common stock, $0.01 par value per share, of Purchaser outstanding immediately prior to the Effective Time was converted into one share of Common Stock of La Jolla. Following the Merger, all Shares will be delisted from the Nasdaq Capital Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 22, 2022

La Jolla Pharmaceutical Company

By:	/s/ Larry Edwards
Larry Edwards
Director, President and Chief Executive Officer

3